FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

June, 05 - 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ).

Enclosure:                                        Press release dated June, 05, 2003 announcing The AFM and Transgene Release Results of the first Phase I Gene Therapy Trial on Duchenne and Becker Muscular Dystrophies at the American Society of Gene Therapy Annual Meeting

CONTACT:
AFM	Transgene	Cohn & Wolfe ( for Transgene)
Emmanuelle Guiraud Estelle Assaf	Serge Braun V.P., Research	Julio Cantre

+ 33 1 69 47 28 28 eassaf@afm.genethon.fr	+ 33 3 88 27 91 22 communication@transgene.fr	(212) 798 9779

Press release

The AFM and Transgene Release Results of the first Phase I Gene Therapy Trial on

Duchenne and Becker Muscular Dystrophies

at the American Society of Gene Therapy Annual Meeting

Evry / Strasbourg, France, June 5, 2003 - The French Association against Muscular Dystrophies (Association Française contre les Myopathies, AFM) and Transgene (Nouveau Marché: TRANSGENE or 6274 - NASDAQ: TRGNY) announced that the results of their Phase I trial on gene transfer for Duchenne/Becker’s Muscular Dystrophy will be presented today at the Conference of the American Society of Gene Therapy in Washington, D.C.

This trial involved the administration of a plasmid (non-viral vector) containing the whole sequence of the human dystrophin gene in patients with Duchenne’s and Becker’s Muscular Dystrophies.  These genetic muscular diseases are characterized by the lack of, or incomplete expression of the dystrophin protein, resulting in serious progressive muscular degeneration.  Duchenne’s dystrophy, the most frequent neuromuscular disease in children, affects approximately one male out of 4,000. Becker’s dystrophy has a later onset and affects one teenager out of 50,000. No curative treatment has been found to date for these disorders.

This trial was initiated through the impetus given by AFM, a patient association, and was mostly funded with proceeds from the Telethon, AFM’s annual fund-raising event. It is the first completed gene-transfer trial in humans for a neuromuscular disease. The vector used in the trial is a plasmid constructed by Transgene, sponsor of the trial, under its long-standing partnership with AFM. The trial was conducted in Paris at the Myology Institute and in the Department of Internal Medicine of the Pitié-Salpêtrière Hospital, under the direction of Professors Michel Fardeau and Serge Herson. It started in September 2000 after obtaining regulatory approvals on November 30, 1999.

Objectives and methodology :

This clinical trial was designed to demonstrate the vector-induced expression of the normal protein in Duchenne/Becker’s Muscular Dystrophy patients and the absence of toxicity and rejection of this protein by their immune systems.

Nine patients were enrolled according to specific genetic and histological criteria.  The patients were divided into three cohorts, the first two of which received a single injection of 200 µg or 600 µg of plasmid-dystrophin, while patients in the third cohort received two injections of 600 µg, two weeks apart. A sample of the muscle segment which received the injection (radial muscle) was collected 21 days after the first (or single) injection.  As a precautionary measure, patients were sequentially enrolled in the trial, with an independent committee examining the results of each patient before enrolling the next one.

Results :

The plasmid-dystrophin administered has been found in muscle samples from all patients.  Expression of the dystrophin has been detected, generally in a small quantity in one to ten percent of muscle fibers, in three out of six patients in the first two cohorts, and in all three patients in the third cohort.  No immune reaction against the plasmid or the newly expressed dystrophin was detected.  The clinical safety profile of the plasmid administration was always excellent.

These results demonstrate for the first time that it is possible to obtain local expression of dystrophin in patients with Duchenne/Becker’s Muscular Dystrophy following the administration of a plasmid containing the human dystrophin gene, without any detectable immune reaction observed under the trial’s experimental dosing and time conditions.

The AFM and Transgene are currently working on continued development of this approach with the goal of increasing the protein expression level and extending the targeted muscle regions.

About AFM

Created in 1958, the French Muscular Dystrophy Association (AFM) is a non-profit association registered under French law which includes patients and families affected by neuromuscular diseases. Its mission is to find a cure for these seriously disabling - and currently incurable- diseases, most of which have a genetic origin, and also help people affected by them. Funding comes from a Telethon, the Association’s annual fund-raising event held on the first week-end in December. Thanks to the generosity of millions of donors, AFM has become a major player in genetic research in France. In 1990, it created the Genethon laboratory which produced the first maps of  the human genome, thus paving the way for the sequencing of the human genome. It was also a partner in the first successful gene therapy for bubble-boys announced by Pr Alain Fischer in 2000. AFM has supported more than 7,500 research programs since 1987 and has contributed to the discovery of the genes responsible for more than 700 diseases.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which have completed Phase I clinical trials.  Transgene’s proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding  the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June, 05, 2003	Transgene S.A.

		By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer